5300 Town and Country Blvd., Suite 500 Frisco, Texas 75034

August 5, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. Kevin Dougherty

Re:	Comstock Resources, Inc.
Registration Statement on Form S-3
Filed July 31, 2019
File No. 333-232924

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Comstock Resources, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-232924), to August 8, 2019 at 9:00 a.m. Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Jack Jacobsen of Locke Lord LLP at 214-740-8553.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc:	Jack E. Jacobsen, Esq.
Locke Lord LLP